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                                                                    Exhibit 99.1

                                                                     (BESI LOGO)

               CODE OF CONDUCT WITH REGARD TO INSIDER INFORMATION
                             (informal translation)

The Executive Board of BE Semiconductor Industries N.V. ("Besi") has laid down the following code of conduct with regard to Insider Information:

CHAPTER 1 - DEFINITIONS

A number of terms are used with a particular meaning in this code of conduct. These terms, for which the first letter is written each time in capitals, and the application of these terms in this code of conduct, are given below:

Act: Supervision of Securities Transactions Act 1995 (Wet toezicht effectenverkeer 1995).

Besi Employee:         anyone who is employed, or under the authority in some
                       other form, of the Company or a Participation of the
                       Company, regardless of the duration of the employment, as
                       well as members of the Supervisory Board and the
                       Management Board of the Company and its Participation, at
                       any rate including each Designated Person and each Other
                       Designated Person.

Besi Securities:       a.   (certificates of) shares in the capital of the
                            Company which are listed on the stock exchange;

                       b. other securities issued by the Company which have been admitted to trading on a regulated market in a member state or which have been accepted on a stock exchange market situated and permitted by the government in a non-member state, or securities for which a request for admission to trading on such a market has been made;

                       c. securities of which the value is partly determined by the value of the (certificates) of shares in the capital of the Company or of the securities referred to in sub b.

"Black out" Period:    a.   the period of two months prior to the first
                            publication of the Company's annual figures;

                       b. the period from the first day of each quarter up to and including the moment of first publication of the Company's quarterly or half-yearly figures;

                       c. twenty-one days before the announcement of an (interim) dividend.

Company:               the Public Company Limited by Shares, BE Semiconductor
                       Industries N.V. ("Besi"), with its statutory seat in Amsterdam and domiciled in Drunen, The Netherlands.

Compliance Officer:    the officer as referred to in Chapter 6.

Decree: the decree of 14 September 2005, providing rules for the implementation of various provisions of the Market Abuse
                       Act (Wet marktmisbruik) (Bulletin of Acts, Orders and
                       Decrees 2005, 467).

Designated Persons:    the persons as referred to in Paragraph 3.1.


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
Insider Information:   information of a precise nature which has not been made
                       public, relating, directly or indirectly, to Besi or to
                       trading in Besi Securities and which, if it were made
                       public, would be likely to have a significant effect on
                       the prices of those securities or on the price of related
                       derivative financial securities.

Other Designated       Besi employees and other persons involved who, on the
Persons:               grounds of that laid down in Paragraph 4.1 by the
                       Compliance Officer have been designated as Other
                       Designated Persons.

Other Securities:      securities as referred to in article 46 paragraph 1 sub
                       a, b or c of the Act (with the exception of the Besi
                       Securities), insofar as they have been designated by the
                       Compliance Officer in accordance with that laid down in
                       Paragraph 3.5.

Participation:         a legal person or company in which the Company has a
                       Participation as laid down in article 2:24c BW(1), if the
                       most recently established turnover of that legal person
                       or company amounts to at least 10% of the consolidated
                       turnover of the Company.

Transaction:           the direct or indirect purchasing or selling, or the
                       undertaking of another legal action for the acquisition
                       or alienation of securities, for one's own account or of
                       the account of another party.

CHAPTER 2 - GENERAL RULES FOR ALL BESI EMPLOYEES

PROHIBITION ON UNDERTAKING A TRANSACTION

2.1. Each Besi Employee is prohibited from undertaking a Transaction in Besi Securities, or having such a Transaction undertaken on his or her behalf, if he or she possesses Insider Information. This prohibition does not apply to the cases as referred to in Paragraph 2.5.

PROHIBITION ON RECOMMENDING OR INDUCING A TRANSACTION

2.2 Each Besi Employee is prohibited from recommending or inducing a third party to carry out Transactions in Besi Securities, or have such Transactions carried out, if he or she possesses Insider Information.

OBLIGATION TO SECRECY

2.3 Each Besi Employee is prohibited from disclosing Insider Information to third parties.

ADVICE OF THE COMPLIANCE OFFICER

2.4 If a Besi Employee is doubtful as to whether a prohibition applies to him or her, he or she is recommended to contact the Compliance Officer.

EXCEPTIONS

2.5  The prohibition in Paragraph 2.1 is not applicable to:

     a. those who undertake or bring about a Transaction in order to fulfil a claimable obligation which already existed at the time when he or she obtained Insider Information;


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     b.   the acceptance within the framework of an employee scheme of options, convertible bonds, warrants or similar rights to Besi Securities;

     c. within the framework of a personnel scheme, the exercise of assigned options, the conversion of convertible obligations or the exercising of issued warrants or similar rights to Besi Securities on the expiration date of this right or within a period of five working days prior to that date; as well as the sale of the Besi Securities acquired with the exercising of the rights within this period, provided that the party involved notified the Compliance Officer in writing at least four months prior to the expiration date that he or she is to proceed with the sale or provided that an irrevocable mandate to sell has been given tot the Compliance Officer;

     d. the assignment of Besi Securities as a dividend payment, other than as a matter of choice.

STATUTORY PROHIBITORY CLAUSES

2.6 The Act also contains prohibitory clauses, including those for undertaking Transactions in other securities than Besi Securities, when the party involved possesses Insider Information within the meaning of the Act. These prohibitory clauses apply to everyone and not only to Besi Employees. Naturally the provisions of this code of conduct do not affect the prohibitions contained in the Act.

CHAPTER 3 - PROHIBITORY CLAUSES FOR DESIGNATED PERSONS

DESIGNATED PERSONS

3.1  In the application of this code of conduct, Designated Persons are:

     a.   members of the Supervisory Board of the Company;

     b.   members of the Management Board of the Company;

     c. directors and managers of legal persons or companies which have been appointed by the members of the Management Board as a Participation, in case they are not already covered by a or b;

     d. Besi Employees who have been designated as a Designated Person by or on behalf of the Management Board, to the extent that they are not already covered by a to c inclusive;

     e. members of a Works Council, group Works Council or central Works Council of the Company.

PROHIBITORY CLAUSES FOR DESIGNATED PERSONS

3.2  Each Designated Person is prohibited from:

     a. undertaking Transactions in Besi Securities during a "Black out" Period, regardless of whether or not he possesses Insider Information;

     b. undertaking Transactions in Besi Securities during the period - not being a "Black out" Period - in which such has been prohibited to him by the Compliance Officer on the grounds of that laid down in paragraph 3.3. of this code of conduct;

     c. undertaking a Transaction in Besi Securities within six months of undertaking another Transaction in Besi Securities, if the other Transaction is the opposite to the first Transaction, or through the other Transaction the risk of the first Transaction is cancelled or limited, on the understanding that this prohibition does not apply if the first Transaction is the exercising of an option issued by the Company and the second Transaction is the sale of the Besi Securities obtained through the exercising of the option;

     d. undertaking a Transaction in Other Securities, if the Compliance Officer has prohibited such in accordance with that laid down in Paragraph 3.5 and has informed the party


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                                                                     (BESI LOGO)

          concerned; regardless of whether or not the person concerned possesses Insider Information;

     e. buying options or subscribing to Besi Securities, with the exception of Securities which are issued by the Company within the context of an option plan.

     The prohibitions of this Paragraph are not applicable to Transactions as referred to in Paragraph 2.5.

3.3 The Compliance Officer may forbid one or more (groups) of Designated Persons to undertake Transactions in Besi Securities during a period to be determined by him outside the "Black out" Period.

3.4 Upon request of a Designated Person, under certain special circumstances the Compliance Officer may grant an exemption from that laid down in Paragraph 3.2. sub a. The request shall be made in writing and the exemption shall be granted in writing.

3.5 The Compliance Officer may stipulate that one or more Designated Persons may not undertake Transactions in Other Securities during a period to be laid down by him, if the Compliance Officer is of the opinion that the person or persons concerned possess(es) or may possess Insider Information which concerns the Other Securities, or if the Compliance Officer is of the opinion that the Designated Persons concerned may create the appearance that they would contravene article 46 of the Act, if they were to undertake a Transaction in those Other Securities.

3.6 The provisions of this Chapter remain applicable to a Designated Person for a further six months after he or she has lost that status.

CHAPTER 4 - PROHIBITORY CLAUSES FOR OTHER DESIGNATED PERSONS

4.1 The Compliance Officer is authorised to temporarily designate Besi Employees other than Designated Persons and other persons involved as Other Designated Persons, if the Compliance Officer is of the opinion that the Besi Employee or other person involved concerned possesses or may come to possess Insider Information, or if the Compliance Officer is of the opinion that he or she may create the appearance that he or she would act in contravention of the Act. The Compliance Officer shall inform the Besi Employee or other person involved concerned of the designation in writing. The Compliance Officer may withdraw the designation of Other Designated Person if, in the opinion of the Compliance Officer, the reason for the designation has ceased to exist. The Compliance Officer shall inform the Besi Employee or other person involved of the withdrawal of this designation in writing.

4.2 The prohibitory clauses of Paragraph 3.2 to 3.5 inclusive are applicable mutatis mutandis to Other Designated Persons as long as that designation continues, and for a period of six months after such persons have lost the status of Other Designated Person.

CHAPTER 5 - OBLIGATION TO REPORT

REPORTING TRANSACTIONS UNDERTAKEN TO THE COMPLIANCE OFFICER

5.1 Designated persons and Other Designated Persons are obliged to submit a written report to the Compliance Officer of any Transaction in Besi Securities immediately after undertaking the Transaction. This does not apply to Transactions as referred to in Paragraph 2.5.


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5.2  The reports as referred to in this Chapter 5 are submitted using the forms made available by the Compliance Officer. When making the report, all the questions contained in the form must be fully and truthfully answered.

DESIGNATED PERSONS' STATUTORY OBLIGATION TO REPORT TO THE ORGANISATION FOR THE SUPERVISION OF SECURITIES TRANSACTIONS (AUTORITEIT FINANCIELE MARKTEN)

5.3 Pursuant to that laid down in article 47a of the Act Designated Persons, with exeption of those mentioned in Paragraph 3.1 sub e, are obliged to submit a report of conducted Transactions in Besi Securities, to the Authority for the Financial Markets (Autoriteit Financiele Markten). This does not apply to Transactions as referred to in Paragraph 2.5, however, without prejudice to the obligations for Management Board members and Supervisory Board members as stated in the Disclosure of Major Holdings in Listed Companies Act 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996).

5.4 The report must be submitted to the Authority for the Financial Markets (Autoriteit Financiele Markten) within five working days of the Transaction date. The report may be delayed until the total amount of the Transactions conducted by Designated Persons in one calendar year reach the amount of E5,000 or more per person. The total amount of the Transactions shall be computed by summing up the Transactions conducted on their own account and those of closely associated persons referred to in Paragraph 5.8.

5.5 The report must be submitted using the forms given out by the Authority for the Financial Markets. The report shall contain the following information:

     a.   the name of the person making the notification;

     b.   the address of the person making the notification;

     c.   the name of the company involved;

     d.   the reason for responsibility to notify;

     e.   a description of the securities involved;

     f.   the nature of the Transaction;

     g.   the date and place of the Transaction;

     h.   the price and volume of the Transaction.

5.6 Any Designated Person may submit a request to the Compliance Officer to make the report on his or her behalf. This request may only be made immediately after carrying out the Transaction. When the request to the Compliance Officer has not been made immediately, the Designated Person is compelled to report the Transaction to the Authority for the Financial Markets him/herself.

5.7 The obligation to report is fulfilled when a notification based on article 7, paragraph 1 or 3, or article 15, paragraph 7 of the Disclosure of Major Holdings in Listed Companies Act 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) of the realised modification has been done to the Authority for the Financial Markets.

CLOSELY ASSOCIATED PERSONS' STATUTORY OBLIGATION TO REPORT TO THE AUTHORITY FOR THE FINANCIAL MARKETS (AUTORITEIT FINANCIELE MARKTEN)

5.8  Pursuant to that laid down in article 47a sub d of the Act in respect with article 5 of the Decree, closely associated persons are also obliged to report Transactions in Besi Securities within five working days of the Transaction date to the Authority for the Financial Markets closely associated persons are the following people:

     a, the spouse or registered partners of Designated Persons referred to in Paragraph 3.1 a, b, c and d, or other persons who run a joint household with one of the aforementioned persons;

     b. dependent children of Designated Persons referred to in Paragraph 3.1 a, b, c and d;


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     c.   other relatives of Designated Persons referred to in Paragraph 3.1 a,
          b, c and d who have shared the same household as that person for at least one year on the date of the Transaction concerned;

     d. any legal person, trust or partnership as stated in article 1 sub c of the Act on the Supervision of Trust Offices (Wet toezicht trustkantoren, of personenvennootschappen):

          1. whose managerial responsibilities are discharged by a Designated Person referred to in Paragraph 3.1 a, b, c and d, or with a person as referred to in section a, b or c of this Paragraph;

          2.   which is directly or indirectly controlled by such a person;

          3.   which is set up for the benefit of such a person;

          4. whose economic interests are substantially equivalent to those of such a person.

     The obligation to report does not apply to Transactions referred to in Paragraph 2.5.

5.9 The Company notifies the closely associated persons, known to the Company, about the obligation to report such Transactions.

5.10 Designated persons are obliged to inform their spouses, relations by blood or affinity in the first degree and other persons with whom they run a joint household of the obligations of Paragraph 5.8.

5.11 The closely associated persons referred to in Paragraph 5.8 are obliged to report the Transaction to the Authority for the Financial Markets themselves. However they may submit a request in writing to the Compliance Officer to make the report on their behalf. This request may only be made immediately after carrying out the Transaction. The request should be done using the forms given out by the Compliance Officer.

5.12 Paragraph 5.7 is applicable mutatis mutandis to closely associated persons.

CHAPTER 6 - COMPLIANCE OFFICER

6.1 The Management Board shall appoint a Compliance Officer and may dismiss him or her at any time.

6.2 The Management Board shall inform all Designated Persons and Other Designated Persons who the Compliance Officer is and where he or she can be reached.

6.3 The Compliance Officer has the tasks and authority which are assigned to him or her in this code of conduct. The Management Board may assign additional tasks and authority to the Compliance Officer.

6.4 The Compliance Officer, in consultation with the Management Board, may appoint one or more deputies, whether or not at offices in other countries, who may exercise in those countries on behalf of Besi Employees such tasks and authority as the Compliance Officer shall determine in consultation with the Management Board. The Compliance Officer, in consultation with the Management Board, may appoint persons who shall deputise for him or her in his or her absence.

6.5 The Compliance Officer shall submit an annual report to the Chairman of the Management Board of the Company.


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CHAPTER 7 - REGISTER

7.1 The Compliance Officer shall keep a register containing the following information:

     a.   all names and addresses of Designated Persons;

     b.   all reports as referred to in Paragraph 5.1;

     c.   all appointments of Other Designated Persons;

     d.   all withdrawals of appointments of Other Designated Persons;

     e.   all decisions to apply Paragraph 3.3;

     f. all requests to grant exemptions, and all exemptions granted, as referred to in Paragraph 3.4;

     g.   all requests as referred to in Paragraph 5.6;

     h. all requests and reports to the Compliance Officer as referred to in Paragraph 5.11;

     i. copies of management agreements which he has received on the grounds of that laid down in Paragraph 8.2.

7.2 A Besi Employee is entitled to examine the information in the register, insofar as this information concerns him or her.

7.3 The Chairman of the Executive Board of the Company is entitled to examine the register at all times.

7.4 The Compliance Officer may remove information from the register which is over five years old.

CHAPTER 8 - INDEPENDENT ADMINISTRATORS

8.1 The prohibitory clauses of this code of conduct, as well as the obligations to report as referred to in this code of conduct, are not applicable if and insofar a Transaction in Besi Securities is undertaken for the account of a Besi Employee, a Designated Person or an Other Designated Person by an independent administrator, who under the terms of a written agreement with the Besi Employee, Designated Person or Other Designated Person concerned has been given a free hand in managing the latter's securities portfolio and undertakes the Transaction concerned without the intervention of or conferring with his client.

8.2 The Besi Employee, Designated Person or Other Designated Person is obliged to provide the Compliance Officer with a copy of the management agreement and to inform the Compliance Officer of all changes to this management agreement.

8.3 The Compliance Officer is authorised to send a copy of the management agreement to the Authority for the Financial Markets (Autoriteit Financiele Markten), on behalf of the person concerned.

8.4 The exemption stated in Paragraph 8.1 does not apply to members of the Management Board or members of the Supervisory Board of the Company, as far as the obligation to report under the Disclosure of Major Holdings in Listed Companies Act 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) is concerned.


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CHAPTER 9 - SANCTIONS

9.1 In the event of contravention of one or more of the provisions of this code of conduct, the Company and the employer respectively reserve the right to impose sanctions which they are entitled to do on the grounds of the laws and/or the (employment) contract with the person concerned, including the termination of the (employment) contract with the person concerned, whether or not to take immediate effect.

CHAPTER 10 - OTHER PROVISIONS

DATE OF COMING INTO EFFECT

10.1 This code of conduct comes into effect on the 1st of October 2005.

10.2 This code of conduct replaces the existing Code of Conduct as from the 1st of October 2005.

APPLICABILITY

10.3 This code of conduct is applicable to all Besi Employees, Designated Persons and Other Designated Persons, insofar not stated otherwise in this code itself.

OTHER CAPACITIES

10.4 The provisions of this code of conduct are applicable to Besi Employees, Designated Persons and Other Designated Persons, regardless of the capacity in which they undertake Transactions, and are therefore also applicable if the person involved undertakes a Transaction for the account or as representative of another person.

AMENDMENTS

10.5 The provisions of this code of conduct may be amended and added to by decision of the Management Board of the Company. Amendments and additions come into force from the moment they have been made known, unless a later date is stated at the time of notification.

OTHER

10.6 In all cases not provided for by this code of conduct, the Management Board is authorised to make a decision.

10.7 Dutch law shall apply to this code of conduct.


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Notes:

(1)  Section 2:24c DDC:

     1. A legal person or partnership has a participation in a legal person if it or one or more of its subsidiaries, solely or jointly and for its own account, contributes, or causes the contribution of, capital with the object of a lasting relationship with such legal person for the furtherance of its own activities. If one-fifth or more of the issued capital is contributed, the existence of a participation shall be presumed.

     2. A legal person has a participation in a partnership if it or its subsidiary:

          a. is, as a partner, fully liable to its creditors for all liabilities; or

          b. is otherwise a partner therein with the object of a lasting relationship with such legal person for the furtherance of its own activities.


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